May 7, 2015	Dylan W. Sherwood 212-841-5708 Dylan.Sherwood@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Kathy Churko

Re:	Ashmore Funds
File Nos. 333-169226; 811-22468

Dear Ms. Churko:

I am writing on behalf of Ashmore Funds (the “Trust”), including each of its series of beneficial interest (each, a “Fund”), to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trust’s annual report to shareholders for the period ended October 31, 2014 (the “Annual Report”), which was filed with the Commission on January 8, 2015.

In connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments as an affirmative defense in any action or proceeding by the Commission or any person.

The Staff requested that written responses to the comments be provided via EDGAR correspondence. Accordingly, the Staff’s comments on the Annual Report and the Trust’s responses thereto are set forth below.

1.	Comment: In the line graph included in the “Fund Summary” page for each of the Funds, the Staff notes that the narrative disclosure accompanying the line graph does not include a statement that the graph “does not reflect the deduction of taxes that a shareholder would pay on distributions or the redemption of fund shares” as required by Item 27(b)(7) of Form N-1A.

Response: The referenced disclosure will be incorporated in future reports.

2.	Comment: For the Ashmore Emerging Markets Corporate Debt Fund, the Ashmore Emerging Markets Local Currency Bond Fund, the Ashmore Emerging Markets Currency Fund, the Ashmore Emerging Markets Debt Fund, and the Ashmore Emerging Markets Total Return Fund, some of the distributions shown in the “Statement of Changes in Net Assets” indicate that Fund distributions included tax returns of capital to shareholders. Please confirm that the Funds complied with the shareholder notification requirements of Rule 19a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) for the period covered by the Annual Report.

Response: The Funds confirm that they complied with the shareholder notification requirements of Rule 19a-1 under the 1940 Act.

3.	Comment: For the Ashmore Emerging Markets Local Currency Bond Fund, the Ashmore Emerging Markets Currency Fund, the Ashmore Emerging Markets Debt Fund, the Ashmore Emerging Markets Equity Fund, the Ashmore Emerging Markets Small-Cap Equity Fund, the Ashmore Emerging Markets Frontier Equity Fund, and the Ashmore Emerging Markets Short Duration Fund, the Staff notes that in the Funds’ Prospectus in each Fund’s “Annual Fund Operating Expenses” table, each Fund includes a footnote that indicates that other expenses were based on estimated amounts for Class A and Class C Shares. Please explain the basis for using estimated amounts for other expenses and explain why only the other expenses for Class A and Class C Shares have been estimated. The Staff notes that it reserves further comment based on the Funds’ response.

Response: The Ashmore Emerging Markets Short Duration Fund was a “New Fund” at the time of filing the most recent post-effective amendment to the Trust’s registration statement and was required to calculate “other expenses” in the “Annual Fund Operating Expenses” table based on estimated amounts per Instruction 6 to Item 3 of Form N-1A.

For each of the other Funds, the extremely small level of assets in the Class A and Class C Shares caused the actual level of “other expenses” to be distorted. Accordingly, the estimated expenses used in the Prospectus for Class A and Class C Shares are based on the actual expenses incurred by Institutional Class Shares. The Funds submit that the footnote disclosure states that “expenses have been restated based on estimated amounts” (emphasis added) and the amounts shown were based on the language included within Instruction 3(d)(ii) of Form N-1A. The Funds note that restating the “other expenses” for

Class A and Class C Shares did not affect the “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” due to fee waivers and expense reimbursements that applied at the Funds current asset sizes at the time of the last update to the Funds’ registration statement. In the future, the Funds will update the footnote disclosure in the “Annual Fund Operating Expenses” table to disclose that the estimated amounts are based on the actual “other expenses” of Institutional Class Shares.

4.	Comment: For the Ashmore Emerging Markets Corporate Debt Fund, the Ashmore Emerging Markets Debt Fund, and the Ashmore Emerging Markets Total Return Fund, the Schedule of Investments indicates that certain securities held are payment in-kind bonds. Pursuant to Rule 6-07 of Regulation S-X, if greater than 5% of a Fund’s investment income is derived from payment in-kind bonds, the payment in-kind income should be disclosed as a separate line item in the Statement of Operations, or if such payment in-kind income is less than 5% of a Fund’s investment income, the Schedule of Investments should include the ratio of payment in-kind income to cash income in the security’s description in the Schedule of Investments.

Response: The Funds respectfully submit that income received from payment in-kind bonds was less than 5% of each referenced Fund’s investment income and, therefore, was not required to be disclosed as a separate line item in the Statement of Operations pursuant to Rule 6-07 of Regulation S-X, which provides that “[a]ny other category of income which exceeds five percent of the totals shown under [the Investment Income caption] shall be stated separately.”

In future reports, the Funds will include the ratio of payment in-kind income to cash income for payment in-kind bonds where required.

5.	Comment: For the Ashmore Emerging Markets Corporate Debt Fund, the reconciliation of investments for which significant unobservable inputs (Level 3) were used in determining fair value and the table “Quantitative Information about Level 3 Fair Value Measurements” each include a line item titled “corporate bonds” that the Staff believes should have been stated as “bank loans.”

Response: To the extent that “New World Resources N.V. 4.081%, 10/07/2016” is still held by the Fund in future periods, subsequent reports will identify the security as a bank loan in the reconciliation of investments and the “Quantitative Information about Level 3 Fair Value Measurements” table. The Fund notes that the holding was properly characterized as a “bank loan” in the Fund’s Schedule of Investments in the Annual Report.

6.

Comment: For the Ashmore Emerging Markets Corporate Debt Fund, the Ashmore Emerging Markets Currency Fund, the Ashmore Emerging Markets Local Currency Bond Fund, the Ashmore Emerging Markets Debt Fund, the Ashmore Emerging Markets Total Return Fund, and the Ashmore Emerging Markets Short Duration Fund, the Annual Report states that each Fund is a non-diversified fund. Pursuant to Section 13(a)(1) of the 1940 Act and Allied Capital Corporation, SEC No-Action Letter (pub. avail. Jan. 3, 1989), please note that if any of these Funds has operated as a “diversified” investment company under Section 5(b) of the 1940 Act for a continuous period of at least three years, it may not thereafter operate as a non-diversified investment company without first obtaining shareholder approval as required under Section 13 of the 1940 Act.

Response: The Funds respectfully take notice of the Staff’s comment and confirm that they intend to comply with the provisions of Rule 13a-1 under the 1940 Act.

* * * * *

We believe that this submission responds to the Staff’s comments. Please feel free to call me at (212) 841-5708 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Dylan W. Sherwood

Dylan W. Sherwood

cc:	Paul Robinson, Ashmore Investment Management Limited

Brian Walker, Ashmore Equities Investment Management (US) LLC

David C. Sullivan, Ropes & Gray LLP

Jeremy C. Smith, Ropes & Gray LLP